Mail Stop 4561

July 30, 2008

Via U.S. Mail and Facsimile 662.365.6025

Mr. Robert W. Driskell
Senior Vice President and Chief Financial Officer
Hancock Fabrics, Inc.
1 Fashion Way
Baldwyn, MS 38824

> **Re: Hancock Fabrics, Inc.**
> **Form 10-K for fiscal year ended February 2, 2008**
> **Filed April 17, 2008**
> **File No. 001-09482**

Dear Mr. Driskell:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the fiscal year ended February 2, 2008</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Consolidated Statements of Cash Flows, page 39</u>

1.   Please tell us how you have complied with the requirements of paragraph 31 of SOP 90-7.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 3 – Summary of Significant Accounting Policies</u>

<u>Inventories, page 44</u>

2.   Please tell us and disclose in your filing your accounting policy for consigned inventory. Also, please tell us the nature of the $5.7 million charge related to additional obligations for futures sales of consigned inventory. Within your response, tell us the authoritative accounting literature relied upon by management.

<u>Item 15. Exhibits and Financial Statement Schedules</u>

<u>Exhibits 31.1 and 31.2</u>

3.   We note that you have made certain modifications to the exact form of the required certifications including modifying the language "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). In future filings, please discontinue the use of this and other modifications as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

*   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its

Robert W. Driskell
Hancock Fabrics, Inc.
July 30, 2008
Page 3

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3295 if you have questions.

Sincerely,

Jennifer Monick
Staff Accountant